[redacted]

Board of Governors of the Fe
Federal Deposit Insurance C
Office of the Comptroller of tl
Securities and Exchange Co

14041057

24 Approval expires April 30, 2016
93 Approval expires December 31, 2015
84 Approval expires May 31, 2016
83 Approval expires October 31, 2013

OFFICIAL USE
011-00521

Notice by Financial Institutions of Termination of Activities as a Government Securities Broker or Government Securities Dealer—Form G-FINW

This notice is required by law (15 U.S.C. §§ 78o-5(a)(1)(b)).

An agency may not conduct or sponsor, and an organization (or a person) is not required to respond to, a collection of information unless it displays a currently valid OMB control number.

1. Appropriate regulatory agency (check one):

   A. ☐ Comptroller of the Currency
   B. ☐ Board of Governors of the Federal Reserve System
   C. ☒ Federal Deposit Insurance Corporation
   D. ☐ Securities and Exchange Commission

2. A. Full name of the financial institution: AloStar Bank of Commerce

   B. Address of principal office of financial institution:
   3680 Grandview Parkway, Suite 200
   Address
   Birmingham, Alabama 35243
   City State Zip Code

   C. Mailing address if different from B:
   Address
   City State Zip Code

3. Furnish the name and address of the person who has or will have custody or possession of the financial institution's books and records with respect to the financial institution's activities as a government securities broker or government securities dealer:
   Cindy Russo
   Full Name
   3680 Grandview Parkway, Suite 200
   Address
   Birmingham, Alabama 35243
   City State Zip Code

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 12 2014
REGISTRATIONS BRANCH
12

4. Furnish the address of the place where such books and records will be located:
   3680 Grandview Parkway, Suite 200
   Address
   Birmingham, Alabama 35243
   City State Zip Code

5. ***The financial institution submitting this notice of termination of activities and the person executing it represent that all of the information contained herein is true, current, and complete.***

Please print name and title of person executing this notice:

Cindy W. Russo
Name (First, Middle, Last)

EVP Operations
Title

[signature]
Signature

4/22/2014
Date

For further information on the requirements to file this notice, please refer to the instructions.

Public reporting burden for this collection of information is estimated to average 15 minutes per response, including the time for reviewing instructions, searching existing data sources, gathering and maintaining the data needed, and completing and reviewing the collection of information. Send comments regarding this burden estimate or any other aspect of the collection of information, including suggestions for reducing this burden, to the Office of Information and Regulatory Affairs, Office of Management and Budget, Washington, DC 20503, and to one of the following: Secretary, Board of Governors of the Federal Reserve System, 20th and C Streets, NW, Washington, DC 20551; Assistant Executive Secretary (Administration), Room F-400, Federal Deposit Insurance Corporation, 550 17th Street, NW, Washington, DC 20429; Legislative and Regulatory Analysis Division, Office of the Comptroller of the Currency, 400 7th Street, SW, Washington, DC 20219; or to Securities and Exchange Commission, 450 Fifth Street, NW, Washington, DC 20549.

OFFICIAL USE

RECEIVED
APR 3 0 2014
191

Notice by Financial Institutions of Termination of Activities as a Government Securities Broker or Government Securities Dealer—Form G-FINW

This notice is required by law (15 U.S.C. §§ 78o-5(a)(1)(b)).

An agency may not conduct or sponsor, and an organization (or a person) is not required to respond to, a collection of information unless it displays a currently valid OMB control number.

1. Appropriate regulatory agency (check one):

A. ☐ Comptroller of the Currency
B. ☐ Board of Governors of the Federal Reserve System
C. ☒ Federal Deposit Insurance Corporation
D. ☐ Securities and Exchange Commission

2. A. Full name of the financial institution: AloStar Bank of Commerce

B. Address of principal office of financial institution:

3680 Grandview Parkway, Suite 200
Address
Birmingham, Alabama 35243
City State Zip Code

C. Mailing address if different from B:

Address
City State Zip Code

3. Furnish the name and address of the person who has or will have custody or possession of the financial institution's books and records with respect to the financial institution's activities as a government securities broker or government securities dealer:

Cindy Russo
Full Name
3680 Grandview Parkway, Suite 200
Address
Birmingham, Alabama 35243
City State Zip Code

4. Furnish the address of the place where such books and records will be located:

3680 Grandview Parkway, Suite 200
Address
Birmingham, Alabama 35243
City State Zip Code

5. ***The financial institution submitting this notice of termination of activities and the person executing it represent that all of the information contained herein is true, current, and complete.***

Please print name and title of person executing this notice:

Cindy W. Russo
Name (First, Middle, Last)
EVP Operations
Title

Signature

4/22/2014
Date

For further information on the requirements to file this notice, please refer to the instructions.

Public reporting burden for this collection of information is estimated to average 15 minutes per response, including the time for reviewing instructions, searching existing data sources, gathering and maintaining the data needed, and completing and reviewing the collection of information. Send comments regarding this burden estimate or any other aspect of the collection of information, including suggestions for reducing this burden, to the Office of Information and Regulatory Affairs, Office of Management and Budget, Washington, DC 20503, and to one of the following: Secretary, Board of Governors of the Federal Reserve System, 20th and C Streets, NW, Washington, DC 20551; Assistant Executive Secretary (Administration), Room F-400, Federal Deposit Insurance Corporation, 550 17th Street, NW, Washington, DC 20429; Legislative and Regulatory Analysis Division, Office of the Comptroller of the Currency, 400 7th Street, SW, Washington, DC 20219; or to Securities and Exchange Commission, 450 Fifth Street, NW, Washington, DC 20549.

RECEIVED

2014 MAY 19 PM 2:27

SEC

Board of Governors of the Federal Reserve System OMB Number 7100-0224 Approval expires April 30, 2016
Federal Deposit Insurance Corporation OMB Number 3064-0093 Approval expires December 31, 2015
Office of the Comptroller of the Currency OMB Number 1557-0184 Approval expires May 31, 2016
Securities and Exchange Commission OMB Number 3235-0083 Approval expires October 31, 2013

OFFICIAL USE

~~86-01334~~

Notice by Financial Institutions of Termination of Activities as a Government Securities Broker or Government Securities Dealer—Form G-FINW

This notice is required by law (15 U.S.C. §§ 78o-5(a)(1)(b)).

An agency may not conduct or sponsor, and an organization (or a person) is not required to respond to, a collection of information unless it displays a currently valid OMB control number.

1. Appropriate regulatory agency (check one):

A. ☐ Comptroller of the Currency

B. ☐ Board of Governors of the Federal Reserve System

C. ☒ Federal Deposit Insurance Corporation

D. ☐ Securities and Exchange Commission

2. A. Full name of the financial institution: AloStar Bank of Commerce

B. Address of principal office of financial institution:

3680 Grandview Parkway, Suite 200
Address
Birmingham, Alabama 35243
City State Zip Code

C. Mailing address if different from B:

Address

City State Zip Code

3. Furnish the name and address of the person who has or will have custody or possession of the financial institution's books and records with respect to the financial institution's activities as a government securities broker or government securities dealer:

Cindy Russo
Full Name
3680 Grandview Parkway, Suite 200
Address
Birmingham, Alabama 35243
City State Zip Code

4. Furnish the address of the place where such books and records will be located:

3680 Grandview Parkway, Suite 200
Address
Birmingham, Alabama 35243
City State Zip Code

5. ***The financial institution submitting this notice of termination of activities and the person executing it represent that all of the information contained herein is true, current, and complete.***

Please print name and title of person executing this notice:

Cindy W. Russo
Name (First, Middle, Last)

EVP Operations
Title

[signature]
Signature

4/22/2014
Date

For further information on the requirements to file this notice, please refer to the instructions.

Public reporting burden for this collection of information is estimated to average 15 minutes per response, including the time for reviewing instructions, searching existing data sources, gathering and maintaining the data needed, and completing and reviewing the collection of information. Send comments regarding this burden estimate or any other aspect of the collection of information, including suggestions for reducing this burden, to the Office of Information and Regulatory Affairs, Office of Management and Budget, Washington, DC 20503, and to one of the following: Secretary, Board of Governors of the Federal Reserve System, 20th and C Streets, NW, Washington, DC 20551; Assistant Executive Secretary (Administration), Room F-400, Federal Deposit Insurance Corporation, 550 17th Street, NW, Washington, DC 20429; Legislative and Regulatory Analysis Division, Office of the Comptroller of the Currency, 400 7th Street, SW, Washington, DC 20219; or to Securities and Exchange Commission, 450 Fifth Street, NW, Washington, DC 20549.